Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

ITAÚ UNIBANCO HOLDING S.A. (“Company”) informs its stockholders that the Board of Directors, which met on February 5, 2018, approved the payment, on March 7, 2018, of the following earnings to stockholders based on the final stockholding position recorded on February 15, 2018:

a)	dividends in the amount of R$ 0.1304 per share as mandatory dividend for 2017 and additional dividends in the amount of R$ 0.9638 per share; and

b)	additional interest on capital for 2017 in the amount of R$ 1.1488 per share, with the retention of 15% related to withholding income tax, resulting in a net interest of R$ 0.9765 per share, except for the corporate stockholders that are able to prove that they are immune or exempt.

It also approved the payment of the interest on capital declared by the Board of Directors on November 30, 2017, in the gross amount of R$ 0.1445 per share (net amount of R$ 0.122825 per share) on March 7, 2018 to stockholders based on the final stockholding position recorded on December 14, 2017.

In accordance with the announcement made by means of the Material Fact of September 26, 2017, the Company maintained the minimum payment of dividends and interest on capital of 35% of consolidated recurring net income and removed the maximum limit of 45% (*). Therefore, for the base year of 2017 (accrual), the Company’s stockholders will receive R$ 2.7127 per share, which totals R$ 17.6 billion in dividends and interest on capital (net of income tax), which is equivalent to 70.6% of the consolidated recurring net income for 2017, representing an increase of 75.6% from 2016.

Additionally, taking into considerations the repurchase of its own shares in 2017, the payout reaches 83.0% of consolidated recurring net income for 2017.

São Paulo (SP), February 5, 2018.

ALEXSANDRO BROEDEL LOPES

Group Executive Finance Director and Investor Relations Officer

(*) As previously informed by the Company, the total amount to be distributed every year will be established by the Board of Directors, taking into consideration, among other factors: (1) the level of the Company’s capitalization in accordance with the rules determined by the Central Bank of Brazil; (2) the minimum level established by the Board of Directors (CET1 = 13.5%); (3) profitability for the year; (4) the expectations of capital usage due to the growth expected from business, stock buyback programs, mergers and acquisitions and regulatory changes that may change capital requirements; and (5) tax changes. Therefore, the percentage to be distributed may vary year on year in accordance with the Company’s profitability and capital demands, always taking into consideration the minimum percentage provided for in its Bylaws.